1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

March 4, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D. C. 20549

Re:	Stadion Investment Trust (the “Trust”) (File Nos. 811-21317; 333-103714), on behalf of its series, the Stadion Tactical Income Fund (the “Fund).

Ladies and Gentlemen:

On February 26, 2015, Ms. Stephanie Hui of the staff (the “Staff”) of the Securities Exchange Commission’s Division of Investment Management provided oral comments in connection with the Staff’s review of the Trust’s Preliminary Proxy Statement on Schedule 14A, filed electronically on February 12, 2015. Set forth below are Ms. Hui’s comments and the Trust’s responses thereto.

1.
COMMENT: In the section entitled “Question and Answers”, please consider including a description of the Fund’s current investment objective and strategy adjacent to the discussion of the Fund’s proposed new objective and strategies.

RESPONSE: The following disclosure has been added:

“Currently, the Fund’s investment objective is to seek total return comprised of income and capital appreciation, while maintaining a secondary emphasis on capital preservation, and its principal investment strategies include allocating the Fund’s assets among actively managed and index-based ETFs that invest in investment grade and high yield fixed income investments using trend analysis designed to manage interest rate exposure and other market and sector risks.”

2.
COMMENT: In the section entitled “Description of the Current Advisory Agreement”, it provides in part that “the Fund’s ‘Net Annual Fund Operating Expenses (excluding 12b-1 fees, interest, taxes, brokerage commissions, extraordinary expenses and Acquired Fund Fees and Expenses) will be limited, until at least October 1, 2015 to 1.40% of average daily net assets allocable to Class A shares, 2.15% of such assets allocable to Class C shares and 1.15% of average daily net assets allocable to Class I shares”. Please confirm that this disclosure is consistent with the fee table provided in the same section.

RESPONSE: The Registrant has reviewed the language and determined that it is not required by Schedule 14A. Accordingly, the indicated disclosure has been deleted.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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